PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
[redacted]-1928

02055595

02 OCT -3 AM 9:50

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 17th Sept, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Annoncement

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

P

Enclosure

dlw 11/20

OCT 29 AM 9:50

File No. 82-4548

Pannonplast Plc.'s Profit Warning for 2002

As reported in our previous announcements, the 2002 marketplace developed more unfavorably than we had estimated at the time the business plan was prepared. In the third quarter the market opportunities for the Company contracted further and the anticipated recovery did not occur. Despite all our efforts to increase demand, it remains below last year's level and lower than planned in all areas of our business.

Our present sales forecast for 2002 is HUF 27-28 billion, which is HUF 4-5 billion or some 15% lower compared to last year. Our sales revenue was significantly impacted by the weakening demand for Pannon Aldra products, which ultimately led to its production shutdown. Further decisive factors were the production shortfall in connection with the reorganization of Dexter and Pannunion, as well as the lower sales revenues at Moldin companies, resulting from a weakened demand for monitors, the shutdown of video components production and the relocation of HP printers to the Far-East.

Anticipating a more favorable fourth quarter, the operating profit (EBIT) of the Company is expected to reach HUF 1.7 billion, some 20% decline on the year before. This lag is due to the decrease in sales revenue, the drastic increase in plastic raw material prices, increased pricing competition and substantial drop in demand from certain multinational companies. Operating cash flow (EBITDA) is expected to come to HUF 4.0 billion, nearly equal to that of last year.

Interest expenses are in proportion with the budget. The results of measures aimed at reducing working capital and credit levels will become apparent in next year's figures. The significant growth in non-operating items and other financial expenses is the result of dismissal and severance payment costs related to redundancies, as well as the accrued costs of production reorganization or shutdown at Dexter, Pannunion and Pannon Aldra.

The change in market conditions made it necessary to implement a cost-reducing and restructuring program covering all activities of the Company.
The one-time negative effect of the implemented or completed restructuring program, first of all the significant staff reduction, will reach the amount of HUF 1.1 billion and it will mainly be accrued this year. The main part, HUF 600 million of this amount represents the shutdown costs of Aldra's production operations.
The Company's pre-tax profit is expected to be between HUF 350 and 700 million, but corporate tax and minority interests will further reduce this amount.

The Company management is intensifying efforts to increase cost savings, enhance efficiency, track market demand and improve competitiveness, in order to meet the challenges of the next period. This series of measures with their non-recurring though significant cost effect is how the Company is adjusting to the changed market conditions.

A summary of these measures is available at the Company's homepage www.pannonplast.hu.

Budapest, October 17, 2002

PANNONPLAST PLC.